SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On November 1, 2018, Farmmi, Inc. (the “Company”) completed a $7.5 million private placement with one institutional investor (the “Buyer”).

Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018, which is attached as an exhibit to this Form 6-K (the “Securities Purchase Agreement”), the Company issued and sold an aggregate of $7.5 million of senior convertible notes due April 1, 2020 (the “Convertible Notes”) and warrants (the “Warrants”) to purchase an aggregate of 800,000 of the Company’s ordinary shares, $0.001 par value per share (“Ordinary Shares”). The Convertible Notes are initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Convertible Note filed as an exhibit to this Form 6-K. The Convertible Notes bear interest at 10% per year.

The Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. One year from the date of issuance of the Warrants, the Exercise Price of the Warrants will be lowered to the then-current Market Price (as such term is defined in the Notes) of an Ordinary Share, if such Market Price is less than the initial Exercise Price of $6.53 per Ordinary Share.

The Company has agreed to register for resale the Ordinary Shares underlying the Notes and the Warrants with the Securities and Exchange Commission (the “Registration”).

Notwithstanding the terms of the Notes and the Warrants, the Company is subject to Nasdaq Marketplace Rule 4350(i). To the extent Nasdaq rules require shareholder approval for the private placement, the aggregate number of Ordinary Shares issuable under the Notes and the Warrants would be limited to less than 20% of the number of Ordinary Shares outstanding on November 1, 2018 prior to receipt of such shareholder approval.

In connection with the investment, the Company and the Buyers have entered into a Registration Rights Agreement, which agreement is attached as an exhibit to this Form 6-K (the “Registration Rights Agreement“). Pursuant to the Registration Rights Agreement, the Company has agreed to file and maintain with the Securities and Exchange Commission a registration statement for resale of the ordinary shares acquired by the Buyers upon conversion or payment of the Convertible Notes and exercise of the Warrants.

The Company, Buyer and largest shareholder of the Company, FarmNet Limited, have entered into a Shareholder Pledge Agreement, pursuant to which FarmNet Limited, which owns 10 million Ordinary Shares of the Company, pledges 3 million Ordinary Shares in favor of the Buyer to secure the Company’s performance of its obligations in the private placement. FarmNet Limited is owned by Yefang Zhang, the Company’s CEO and spouse of Zhengyu Wang, the Company’s Chairman.

The proceeds from this investment will be used for working capital and general corporate purposes, including, but not limited to, possible strategic acquisitions. The offer and sale of these securities in the United States was completed pursuant to the exemption from registration provided by Regulation D under the Securities Act of 1933, as amended. The foregoing description is only a summary and is qualified in its entirety by reference to the agreements that are attached to this Form 6-K as exhibits and incorporated herein by reference.

Exhibit Index:

4.1	Form of Convertible Note
4.2	Form of Warrant
10.1	Securities Purchase Agreement
10.2	Shareholder Pledge Agreement
10.3	Registration Rights Agreement
99.1	Press release dated November 2, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: November 2, 2018	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer